UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

      SEC FILE NUMBER  0-24159

     CUSIP NUMBER  596094102

NOTIFICATION OF LATE FILING

(Check One):                      [ X ]  Form 10-K                              [     ]  Form 20-F                              [     ]  Form 11-K
              [     ]  Form 10-Q                              [     ]  Form N-SAR                          [     ]  Form N-CSR

For Period Ended:                                December 31, 2009

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For the Transition Period Ended:                                                      n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:n/a

PART I – REGISTRANT INFORMATION

 MIDDLEBURG FINANCIAL CORPORATION
Full Name of Registrant

 n/a
Former Name if Applicable

 111 West Washington Street
Address of Principal Executive Office (Street and Number)

 Middleburg, Virginia 20117
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Although the management of Middleburg Financial Corporation (the “Company”) worked diligently to complete all the required information for its annual report on Form 10-K for the period ended December 31, 2009, the Company experienced difficulty formatting the requisite financial data in order to complete the electronic filing of the Form 10-K in a timely fashion.  As a result, the Company was unable, without unreasonable effort or expense, to file the Form 10-K on or before March 16, 2010.  The Form 10-K will be filed on March 17, 2010.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Raj Mehra                                                        (540)                           687-4816
(Name)                                               (Area Code)                       (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X  ] Yes    [     ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X  ] Yes    [     ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As it has previously announced, the registrant had net income for 2009 of $3.5 million, an increase of 37.5% from the 2008 net income of $2.56 million.  Net interest income increased $4.5 million, up 13.4% from 2008.  Non-interest income increased $4.0 million or 23.7% when comparing the year ended December 31, 2009 to the same period in 2008, and non-interest expense increased $6.26 million or 14.7% from 2008.

MIDDLEBURG FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           March 17, 2010                                                                           By:    /s/ Raj Mehra
   Raj Mehra
   Executive Vice President and
                  Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).